New Iceland Arctic Acquisition Corp
1300 Jackson Street, Suite 100
Golden, CO 80401

October 2, 2026

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:	New Iceland Arctic Acquisition Corp. Registration Statement on Form S-1 (File No. 333-298784)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), New Iceland Arctic Acquisition Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-298784), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 4, 2026. Amendment No. 1 to the Registration Statement was filed with the Commission on September 16, 2026, and the Registration Statement was declared effective on September 24, 2026 pursuant to the Company’s acceleration request dated September 22, 2026.

The grounds for this application for withdrawal are that, subsequent to effectiveness, due to market conditions the Company determined not to proceed with the offering on the terms registered. No securities have been sold under the Registration Statement, and the Registration Statement has not been used in connection with any offer or sale of securities. The Company believes that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company is concurrently taking steps with respect to terminating its registration of securities under the Securities Exchange Act of 1934, as amended, the Registration Statement on Form 8-A filed September 24, 2026.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a new registration statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 2, 2026

If you have any questions with respect to the foregoing, please call Amy Bowler of Holland & Hart LLP at (303) 290-1086, or in her absence, Beau Bryan of Holland & Hart LLP at (303) 295-8430, our legal counsel.

Very truly yours,

New Iceland Arctic Acquisition Corp.

By:	/s/ Halldor Thorsteinsson
Name:	Halldor Thorsteinsson
Title:	Chief Executive Officer